Exhibit 99.4

Execution Version

THIS SECOND AMENDING AGREEMENT made as of the 28th day of May, 2014

B E T W E E N:

SEARS CANADA INC., as Borrower

and

THE LENDERS NAMED HEREIN

and

THE L/C ISSUING BANK NAMED HEREIN

and

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA

as Agent

WHEREAS Sears Canada Inc., as borrower (the “Borrower”), the banks, financial institutions and other institutional lenders listed on the signature pages thereto (the “Lenders”), the L/C Issuing Bank party hereto, and Wells Fargo Capital Finance Corporation Canada, as administrative agent (the “Agent”), entered into that certain credit agreement dated as of September 10, 2010 (as amended and in effect on the date hereof, the “Credit Agreement”) pursuant to which certain credit facilities were established in favour of the Borrower;

AND WHEREAS, the Borrower has requested an accommodation from the Agent and the lenders listed on the signature pages hereto (the “Lenders”) by way of amendments to the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

Section 1                     General

In this Amending Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement, as amended hereby.

Section 2                     To be Read with Credit Agreement

This Amending Agreement is an amendment to the Credit Agreement.  Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this

Amending Agreement were contained in one agreement. The term “Agreement” when used in the Credit Agreement means the Credit Agreement and the schedules thereto, as previously amended and as amended by this Amending Agreement and as may be further amended, revised, replaced, supplemented or restated from time to time.

Section 3                     Headings

The division of this Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.  The terms “this Amending Agreement”, “hereof”, “hereunder” and similar expressions refer to this Amending Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless otherwise specified, references herein to Articles and Sections are to Articles and Sections of this Amending Agreement.

Section 4                     Number

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa.

Section 5                     Amendments

5.1                               Article I.

Section 1.01 of the Credit Agreement is amended as follows:

(a)                                 By deleting the definition of “Aggregate Commitments” in its entirety and by substituting the following in its stead:

“Aggregate Commitments” means the aggregate of the Commitments of all the Lenders.  As of the Second Amendment Effective Date, the Aggregate Commitments are CAN$300,000,000.

(b)                                 By deleting the definition of “Applicable Margin” in its entirety and by substituting the following in its stead:

“Applicable Margin” means, as of the Second Amendment Effective Date, (a) ☐% per annum for BA Rate Advances, LIBOR Rate Advances and Standby L/C Fees, and (b) ☐% per annum for Base Rate Advances, Prime Rate Advances and Commercial L/C Fees; provided, that on and after the first Adjustment Date occurring after the Second Amendment Effective Date, the Applicable Margin will be determined pursuant to the Pricing Grid; notwithstanding the foregoing, the Applicable Margin shall be established at Level 2 in the Pricing Grid until January 31, 2015 (even if the requirements for such Level or a lower Level are satisfied prior to that date). [Note: Applicable Margin rates deleted]

(c)                                  By deleting the definition of “Commitment Fee Rate” in its entirety and by substituting the following in its stead:

“Commitment Fee Rate” means ☐% per annum.[Note: Percentage commitment fee deleted]

(d)                                 By deleting the definition of “L/C Commitment” in its entirety and by substituting the following in its stead:

“L/C Commitment” means CAN$75,000,000.

(e)                                  By deleting “any Loan Party’s assets” in the third line of clause (g) of the definition of “Permitted Dispositions” and by substituting “the Borrower’s or any of its Subsidiaries’ assets” in its stead.

(f)                                   By deleting “any Loan Party” in the first line of clause (d) of the definition of “Permitted Investments” and by substituting “the Borrower or any of its Subsidiaries” in its stead.

(g)                                  By deleting the definition of “Required Lenders” in its entirety and by substituting the following in its stead:

“Required Lenders” means, at any time, the holders of more than 50% of the Commitments then in effect or, if the Commitments have been terminated, the holders of more than 50% of the Total Extensions of Credit then outstanding; provided that, at any time when there are two (2) or more Lenders, Required Lenders shall mean at least two (2) Lenders holding the amounts set forth above.

(h)                                 By deleting “CAN$100,000,000” in the definition of “Swingline Commitment” and by substituting “CAN$40,000,000” in its stead.

(i)                                     By deleting the definition of “Termination Date” in its entirety and by substituting the following in its stead:

“Termination Date” means the earlier of (a) May 28, 2019 and (ii) the date of termination in whole of the Commitments pursuant to Section 2.06 or 7.01.

(j)                                    By adding the following new definitions in appropriate alphabetical order therein:

“Canadian Defined Benefit Pension Plan” shall mean a Canadian Pension Plan which contains a “defined benefit provision” as defined in subsection 147.1(1) of the ITA.

“Canadian Defined Benefit Pension Termination Event” shall mean (a) the filing of a notice of intent with the applicable Governmental Authority to wholly terminate a Canadian Defined Benefit Pension Plan; (b) the filing of an amendment with the applicable Governmental Authority which wholly terminates a Canadian Defined Benefit Pension Plan; (c) the institution of proceedings by any Governmental Authority to wholly terminate a Canadian Defined Benefit Pension Plan; (d) the appointment by any Governmental Authority of a replacement administrator or trustee to wholly wind-up a Canadian Defined Benefit Pension Plan; or (e) the taking of any corporate or other action by a Loan Party to wholly terminate a Canadian Defined Benefit Pension Plan.

“Permitted Holder” means Parent or any Subsidiary of Parent, Edward Lampert or ESL Investments, Inc., and any of its Affiliates, other than a Loan Party.

“Second Amending Agreement” means the second amending agreement dated as of May 28, 2014 between the Borrower, the Agent, the Lenders and the LC Issuing Bank, providing for certain amendments to the Credit Agreement as set out therein.

“Second Amendment Effective Date” means May 28, 2014.

Section 1.03 of the Credit Agreement is hereby deleted in its entirety and the following substituted in its stead:

SECTION 1.03. Accounting Terms.

All accounting terms not specifically defined herein or in the other Loan Documents shall be construed in accordance with the IFRS as issued by the International Accounting Standards Board (“GAAP”) which for purposes of Section 6.03 shall be consistently applied.  If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth herein, and either the Borrower or the Required Lenders shall so request, the Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders which shall not be unreasonably withheld), provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change in principles and (ii) the Borrower shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.  For the avoidance of doubt, no retroactive change in GAAP shall apply to the construction of accounting terms under this Agreement in the absence of an amendment hereto in accordance with the terms of this Section 1.03.

5.2                               Article II.

Article II of the Credit Agreement is amended by deleting Section 2.20(f) in its entirety and by substituting the following in its stead:

“(f)                             The Agent shall, as soon as reasonably practicable and in any event within 10 Business Days following receipt of an interim Actuarial Report, prepared as of a date not more than 60 days prior to delivery to the Agent thereof and in a form consistent with the interim Actuarial Reports previously delivered to the Agent, and written notice from and request of the Borrower, release from the Mortgages granted to the Agent, one or more parcels of Qualifying Real Estate, provided that after giving effect to such release and any adjustment to the Wind-up Reserve in connection therewith, Pro Forma and Projected Excess Availability shall be at least 15% of the Line Cap.  The Agent shall, at the Borrower’s expense, execute such release, discharges or other documentation as may be requested by the Borrower to effect the forgoing.”

5.3                               Article V.

Article V of the Credit Agreement is amended by adding the following language to the end of Section 5.01(l):

“As of the Second Amendment Effective Date, no Loan Party maintains, sponsors or contributes, nor has any interest in a Person that maintains, sponsors or contributes, to any Canadian Defined Benefit Pension Plan other than those disclosed in Schedule 5.01(l) on the Second Amendment Effective Date or has any liabilities or obligations in respect of a Canadian Defined Benefit Pension Plan that has been terminated or wound up.  To the knowledge of the Borrower, no Canadian Defined Benefit Pension Termination Event has occurred.  No Lien exists, choate or inchoate, in respect of any Loan Party or their property in connection with any Canadian Defined Benefit Pension Plan (other than inchoate Liens pursuant to applicable Canadian federal or provincial pension benefit standards legislation for amounts required to be remitted but not yet due) unless such Liens, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.”

5.4                               Article VI.

(a)                                 Section 6.01(j) is amended by deleting clauses (i) and (ix) thereof in its entirety and by substituting the following in their respective steads:

“(i)                               (A)                               as soon as available and in any event within 50 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, (a) the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, duly certified (subject to year-end audit adjustments and ordinary course quarterly adjustments) by an Authorized Officer of the Borrower as having been prepared in accordance with GAAP and (b) a certificate of an Authorized Officer of the Borrower as to compliance with the terms of this Agreement and the other Loan Documents in the form of Exhibit G, including in reasonable detail the calculations necessary to determine the Fixed Charge Ratio (whether or not compliance therewith is then required under Section 6.03), provided that in the event of any change in GAAP used in the preparation of such financial statements, subject to Section 1.03, the Borrower shall also provide, if necessary for the calculation of the Fixed Charge Ratio, a statement of reconciliation conforming such financial statements to GAAP; and

(B)                               if for three (3) days (whether or not consecutive) during any 30-day period, Excess Availability is less than fifteen (15%) percent of the Line Cap, then as soon as available and in any event within 30 days after the end of each fiscal month of each fiscal year of the Borrower, (a) the consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such month and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such month, duly certified (subject to year-end audit adjustments and ordinary course quarterly adjustments) by an Authorized Officer of the Borrower as having been prepared in accordance with GAAP and (b) a certificate of an Authorized Officer of the Borrower as to compliance with the terms of this Agreement and the other Loan Documents in the form of Exhibit G, including in reasonable detail the calculations necessary to determine the Fixed Charge Ratio (whether or not compliance therewith is then required under Section 6.03), provided that in the event of any change in GAAP used in the preparation of such financial statements, subject to Section 1.03, the Borrower shall also provide, if necessary for the calculation of the Fixed Charge Ratio, a statement of reconciliation conforming such financial statements to GAAP.”

“(ix)  with respect to Canadian Pension Plans, promptly (A) after the filing thereof, a copy of any actuarial valuation prepared by the Borrower’s actuary with respect to amounts to be funded under the Canadian Pension Plans that is required to be filed with FSCO, (B) at any time after the occurrence of a Canadian Defined Benefit Pension Termination Event, after receipt, a copy of any material correspondence from a Governmental Authority in respect of a Canadian Defined Benefit Pension Plan; and (C) notice of the occurrence of any Canadian Defined Benefit Pension Termination Event;”

(b)                                 Section 6.02(b) is amended by renumbering clause (vi) thereof as clause (vii) and by adding the following new clause (vi) thereto:

“(vi) any Subsidiary of the Borrower may do any of the foregoing as a result of or in order to effectuate a Permitted Disposition hereunder,”

(c)                                  Section 6.02(d)(ii)(A) is amended by adding “or any other shareholder” after the words “to the Parent” in the second line thereof.

(d)                                 Section 6.02(e) is amended by adding the words “required under this Agreement or any other Loan Document” after the words “Lien in favor of the Agent” in the third line thereof.

5.5                               Article VII.

(a)                                 Section 7.01(k) to the Credit Agreement is hereby amended by adding the following language at the end thereof: “or the occurrence of a Canadian Defined Benefit Pension Termination Event; or”

(b)                                 Section 7.01 is amended by deleting clause (g) in its entirety and by substituting the following in its stead:

“(g) (i) Any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) other than a Permitted Holder becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the equity securities of Borrower entitled to vote for members of the Board of Directors of Borrower on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) and such “person” or “group” shall beneficially own (as such term is used herein) a greater percentage of the equity Securities of Borrower entitled to vote for members of the Board of Directors than the Permitted Holders shall, collectively, beneficially own; provided that for purposes of this provision, no person or group shall be deemed to have beneficial ownership of the securities of Borrower owned directly or indirectly by Parent or any of its Subsidiaries unless such person or group shall control (as defined in the definition of “Affiliate”) Parent; or (ii) during any period of 12 consecutive months, a majority of the members of the Board of Directors or other equivalent governing body of Borrower cease to be composed of individuals (x) who were members of that board or equivalent governing body on the first day of such period, (y) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (z) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (y) and clause (z), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board of Directors); or (iii) except as a result of a Permitted Disposition, the Borrower shall cease for any reason to own, directly or indirectly, 100% of the Voting Stock of each other Loan Party; or”

5.6                               Article IX.

Section 9.01 is hereby deleted in its entirety and the following is substituted in its stead:

“SECTION 9.01                        Amendments, Etc.

No amendment or waiver of any provision of this Agreement or any other Loan Document, nor consent to any departure by the Borrower or any Loan Party therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no amendment, waiver or consent shall (a) unless in writing and signed by each Lender directly affected thereby, do any of the following:  (i) increase the amount or extend the expiration date of any Lender’s Commitment, (ii) reduce the principal of, or interest on, the Advances or any fees or other amounts payable hereunder or (iii) postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder; (b) unless in writing and signed by all of the Lenders, do any of the following: (i) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Advances, or the number of Lenders, that shall be required for the Lenders or any of them to take any action hereunder, (ii) other than in accordance with Section 9.13, release all or substantially all of the Collateral or release all or substantially all of the guarantors from their obligations under the Guarantee and Collateral Agreement, (iii) amend this Section 9.01, (iv) amend Section 7.01(g) or waive any provision of Section 7.01(g) or any change of control resulting therefrom, (v) modify the definition of Permitted Overadvance if the amount of the Overadvance permitted thereunder would be increased or (vi) other than in accordance with Section 6.01(d), release the Borrower from all of its obligations hereunder; (c) unless in writing and signed by the Supermajority Lenders, increase any advance rate percentage set forth in the definition of “Borrowing Base”; provided that the foregoing shall not limit the discretion of the Agent to change, establish or eliminate any reserves, (d) unless in writing and signed by the Agent and the Co-Collateral Agents (in addition to the Lenders required above to take such action), as applicable, amend, modify or waive any provision of Article VIII or affect the rights or duties of the Agent or the Co-Collateral Agents under this Agreement or any other Loan Document; (e) unless in writing and signed by the Swingline Lender (in addition to the Lenders required above to take such action), amend, modify or waive any provision of Section 2.03 or 2.04; or (f) unless in writing and signed by the L/C Issuing Bank (in addition to the Lenders required above to take such action), amend, modify or waive any provision of Article III.”

5.7                               Schedules.

(a)                                 Schedule 1.1A to the Credit Agreement (Pricing Grid) is hereby deleted in its entirety and the Schedule 1.1A attached hereto is substituted in its stead.

(b)                                         Schedule 1.01 to the Credit Agreement (Lenders; Commitments) is hereby deleted in its entirety and the Schedule 1.01 attached hereto is substituted in its stead.

(c)                                          Schedule 5.01(l) to the Credit Agreement (Canadian Pension Plans) is hereby deleted in its entirety and the Schedule 5.01(l) attached hereto is substituted in its stead.

(d)                                         The other Schedules to the Credit Agreement are hereby supplemented and revised as of the Second Amendment Effective Date to the extent set forth in Schedule I to this Amending Agreement with respect to any matter arising after the Effective Date that, if existing or occurring on the Effective Date, would have been required to be set forth or described in such Schedule.

5.8                               Perfection Certificate.  The Perfection Certificate shall be replaced in its entirety with the Perfection Certificate attached hereto as Exhibit A, and all references to the Perfection Certificate in the Credit Agreement and the other Loan Documents shall hereafter mean and refer to the Perfection Certificate attached hereto.

Section 6                     Representations and Warranties

In order to induce the Agent and the Lenders to enter into this Amending Agreement, the Borrower represents and warrants to the Agent and to the Lenders as follows:

(a)                                 the representations and warranties made by each Loan Party in or pursuant to the Loan Documents are true and correct on and as of the date hereof in all material respects, except to the extent that (A) such representations or warranties are qualified by a materiality standard, in which case they shall be true and correct in all respects, (B) such representations or warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date), and (C) such representations and warranties relate to Section 5.01(f) of the Credit Agreement, in which case the date for such representation and warranty shall refer to February 1, 2014, and such representation and warranty shall be limited to clause (c) of the definition of “Material Adverse Effect”;

(b)                                 all necessary corporate, company or partnership action has been taken to authorize the execution, delivery and performance of this Amending Agreement by the applicable Loan Parties and each has duly executed and delivered this Amending Agreement;

(c)                                  this Amending Agreement is a legal, valid and binding obligation of each of the applicable Loan Parties enforceable against them in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 as of the date hereof and after giving effect to this Amending Agreement, no Event of Default or Default under the Credit Agreement exists.

Section 7            Conditions Precedent

This Amending Agreement shall be subject to and conditional upon the following conditions precedent being satisfied:

(a)                                 execution and delivery of this Amending Agreement by the Loan Parties, the Agent and the Lenders;

(b)                                 all action on the part of the Loan Parties necessary for the valid execution, delivery and performance by the Loan Parties of this Amending Agreement shall have been duly and effectively taken; and

(c)                                  payment of fees and expenses incurred and due under Section 8 and under the fee letter delivered in connection herewith as at the date hereof.

Section 8            Expenses

The Borrower agrees to pay all reasonable, documented out-of-pocket expenses of the Agent incurred in connection with this amendment, including but not limited to, diligence, preparation, negotiation, execution, documentation and enforcement of the amendment and the Credit Agreement and all legal fees related thereto.

Section 9            Continuance of Credit Agreement and Security

The Credit Agreement and Loan Documents, except as expressly amended by this Amending Agreement, shall be and continue in full force and effect and are hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

Section 10     No Waiver

The Borrower acknowledges and confirms that none of the terms contained in this Amending Agreement shall operate or be construed as a waiver of any of the provisions of the Loan Documents or any Default or Event of Default existing on or prior to the date hereof or any future Default or Event of Default.

Section 11     Liability and Continuing Security of Guarantors.

Corbeil (the “Guarantor”) hereby ratifies and confirms, as applicable, the validity and enforceability of, and its obligations under, each of the Loan Documents to which it is a party (as any such Loan Documents may be amended from time to time) including, without limitation, the Guarantee and Collateral Agreement dated as of September 10, 2010, and that such Guarantee and Collateral Agreement continues to guarantee the Guarantor Obligations (as such term is defined in the Guarantee and Collateral Agreement) and any Lien granted under any Loan Document continues to secure the Obligations (as defined in the Guarantee and Collateral Agreement) of Corbeil.  For the avoidance of doubt, the Guarantor is signing this Amending Agreement solely for purposes of this Section 11.

Section 12     Counterparts

This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

Section 13     Governing Law

This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

[Signature Page to Follow]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the day and year first above written.

SEARS CANADA INC., as Borrower

By:	/s/ E.J. Bird
Name:	E.J. Bird
Title:	EVP and Chief Financial Officer

CORBEIL ÉLECTRIQUE INC., as Guarantor

By:	/s/ E.J. Bird
Name:	E.J. Bird
Title:	Treasurer

WELLS FARGO CAPITAL FINANCE CORPORATION CANADA, as Agent, a Lender and Swingline Lender

By:	/s/ Domenic Cosentino
Name:	Domenic Cosentino
Title:	Vice-President

ROYAL BANK OF CANADA, as a Lender

By:	/s/ Michael Petersen
Name:	Michael Petersen
Title:	Attorney In Fact

By:	/s/ Dan Mascioli
Name:	Dan Mascioli
Title:	Attorney In Fact

BANK OF AMERICA, N.A., CANADA BRANCH, as a Lender

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Vice-President

CIBC ASSET-BASED LENDING INC., as Co-Syndication Agent and as a Lender

By:	/s/ Italo Fortino
Name:	Italo Fortino
Title:	Authorized Signatory

By:	/s/ Geoff Golding
Name:	Geoff Golding
Title:	Authorized Signatory

SCHEDULE IA

Pricing Grid

[Note: Pricing information has been deleted]

SCHEDULE I

Updates to Credit Agreement Schedules

See Attached

SCHEDULE 1.01

Lenders; Commitments

Lenders	Commitments
Wells Fargo Capital Finance Corporation Canada	CAN$☐
CIBC Asset-Based Lending, Inc.	CAN$☐
Bank of America, N.A., Canada Branch	CAN$☐
Royal Bank of Canada	CAN$☐
TOTAL	CAN$300,000,000

[Note: Individual lender commitments have been deleted]

SCHEDULE 5.01(I)

Canada Pension Plans maintained or contributed by the Loan Parties as of the Second Amendment Effective Date:

1.              Sears Registered Retirement Plan

2.              Supplementary Retirement Plan

The Sears Canada Inc. Registered Retirement Plan is, as of the Second Amendment Effective Date, less underfunded as compared to the last valuation filed with Financial Services Commission of Ontario as at Dec 31, 2010.  This is largely due to higher than expected returns on assets.  Based on a valuation prepared by Aon Hewitt, as at December 31, 2013, the Sears Canada Inc. Registered Retirement Plan had a wind-up deficit of ☐ [Note: wind-up deficit amount deleted]

SCHEDULE 5.01(r)

Collective Agreements

1.           Sears Canada Inc. (Fairview Retail Store) and National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW/TCA Canada) Local 40.

2.           Sears Canada Inc. (Oakville Retail Store) and National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW/TCA Canada) Local 40.

3.           Sears Canada Inc. (Peterborough, Ontario) and National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW/TCA Canada) Local 40.

4.            Sears Canada Inc. (Windsor Retail Store) and National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW/TCA Canada) Local 40.

5.            Sears Canada Inc. and Local 213 of the International Brotherhood of Electrical Workers.

6.            Sears Canada Inc. (Vaughan NLC) and United Steel, Paper, Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service International Union (United SteelWorkers) Local 7536.

7.            Sears Canada Inc. (St. Georges Store) and United Steel Workers Local 9153.

8.            Sears Canada (Halifax Pars & Service) and International Brotherhood of Electrical Workers, Local 1928

9.            Sears Canada Inc. (Quebec City Home Store) and United Food and Commercial Workers, Local 503

In addition, SLH Transport Inc. (Montreal), a wholly-owned subsidiary of Sears Canada Inc., is currently negotiating a first collective agreement with Teamsters, Local 106

Stock Option Plan for Directors - there are no outstanding options granted under the plan.

SCHEDULE 6.02(k)(ii)

INVESTMENT POLICIES

INVESTMENT LIMITS

Credit Rating

Borrower	Money Market	Bonds/ Notes	Investment Limit ($CDN Millions)

Government - Federal Cdn. - Federal U.S.	AAA AAA	AAA	Unlimited*

- Provincial/Municipal	AAA AA A	AAA AA A	$25 10 5

Financial Institutions - Schedule 1 Banks	R-1M	AA	$75**

- Other Cdn. Financial Institutions	R-1M R-1L	AA A	$25 15

- U.S. & Foreign Banks	R-1H/A-1+ R-1M/A-1 R-lL/A-1	AAA AA A	$50 25 10

Corporate — Cdn.	R-1H R-1M R-lL		$50 25 10

Corporate — U.S. & Foreign	A-1+ A-1 A-1 (low)		$50 25 10

High Yield/Non-Investment Grade	R-2 H or lower	BBB or Lower	<$250 K (approval by ROC) >$250 K (Approval by Chairman of Board and Lead Director)

*Effective 2010.

**Effective June 22, 2013.

ADDITIONAL CONSTRAINTS

1.              In the event a particular issuer is on “Rating Alert” because of a potential rating cut, no investment is permitted if such issuer is in the lowest acceptable category.

2.              Investment in commercial paper rated an R-1(low) or A-1 (low) are limited to the estimated number of days the funds will be utilized within but no longer than 120 days and are restricted to issuers on an approved list maintained by the Treasury Department and approved by the CFO.

3.              The Canadian dollar is considered the domestic currency for Sears.  An investment in other than Canadian dollars is permitted if it is fully hedged or if the foreign currency required for a specific purpose is being invested before payment must be made.

Since all investment limits are in Canadian dollars, the Canadian equivalent should be calculated at the exchange rate at the time the investment is made.  Approval to enter into unhedged non-Canadian dollar investments must be obtained in advance from the CFO.

Exposure to forward foreign exchange contracts may only be with Schedule 1 or Schedule 2 banks rated R-1M or better; U.S. or foreign banks rated A-1 or better, or other dealers approved by the CFO.

4.              Foreign Treasury investments are restricted to the United States, Japan, United Kingdom, Germany, France and Switzerland.

5.              The investment limit applies to a single investment not a category of borrower.

6.              Bonds/Notes are limited to the estimated number of days the funds will be utilized but no longer than one year.